UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **February 17, 2009**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 — Financial Information

Item 2.02 Results of Operations and Financial Condition.

On February 17, 2009, HNI Corporation issued a press release announcing its financial results for fourth quarter and year-end - fiscal 2008. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

Exhibit No.   Description

99.1   Press release dated February 17, 2009 announcing HNI Corporation's financial results for fourth quarter and year-end - fiscal 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: February 17, 2009

By: /s/ Steven M. Bradford

Steven M. Bradford
Vice President, General Counsel and
Secretary

Exhibit Index

Exhibit No.   **Description**

99.1   Press release dated February 17, 2009 announcing HNI Corporation's financial results for fourth quarter and year-end - fiscal 2008.

EXHIBIT 99.1



News Release

For Information Contact:
Marshall H. Bridges, Vice President and Treasurer (563) 272-4844
Kurt A. Tjaden, Vice President and Chief Financial Officer (563) 272-7400

HNI CORPORATION ANNOUNCES RESULTS FOR FOURTH QUARTER AND YEAR-END – FISCAL 2008

MUSCATINE, Iowa (February 17, 2009) – HNI Corporation (NYSE: HNI) today announced sales of $637.9 million and net income of $8.5 million for the fourth quarter ending January 3, 2009. Net income per diluted share for the quarter was $0.19 or $0.45 on a non-GAAP basis when excluding restructuring and impairment charges and favorable adjustments to redeemable liabilities. For fiscal year 2008, the Corporation reported sales of $2.5 billion and net income of $45.5 million. Net income per diluted share for the year was $1.02 or $1.46 on a non-GAAP basis when excluding restructuring and impairment charges, transition costs, and favorable adjustments to redeemable liabilities.

Fourth Quarter and FY'08 Summary Comments
"We continued to take focused and strong actions during the quarter, adjusting our businesses to the harsh marketplace realities. Consistent with our actions throughout 2008, we attacked structural and day-to-day operating costs in every corner of the corporation. These actions along with declining freight costs and better price realization allowed us to partially offset weakening demand and exceed our fourth quarter expectations.

"We faced unprecedented challenges in 2008, and I would like to thank our members for their hard work, dedication, and sacrifice," said Stan Askren, HNI Corporation Chairman, President and Chief Executive Officer.

Fourth Quarter

Dollars in millions		Three Months Ended			Percent
except per share data		1/03/2009		12/29/2007	Change
Net Sales	$	637.9	$	668.5	-4.6%
Gross Margin	$	210.4	$	243.2	-13.5%
Gross Margin %		33.0%		36.4%	
SG&A	$	194.6	$	190.0	2.4%
SG&A %		30.5%		28.4%	
Operating Income	$	15.8	$	53.2	-70.2%
Operating Income %		2.5%		8.0%	
Income from Continuing Operations	$	8.5	$	37.5	-77.3%
Earnings per share from Continuing Operations – Diluted	$	0.19	$	0.82	-76.8%

Fourth Quarter Results – Continuing Operations

- Consolidated net sales decreased $30.5 million to $637.9 million or 4.6 percent. Acquisitions contributed approximately $30 million or 4.6 percentage points of sales.
- Gross margins were 3.4 percentage points lower than prior year primarily due to decreased volume and increased material costs partially offset by increased price realization.
- Total selling and administrative expenses, including restructuring charges, as a percent of sales, increased due to higher restructuring and impairment charges, non-volume related freight and distribution expenses and severance costs. These were partially offset by favorable adjustments to the current fair value of mandatorily redeemable liabilities from prior acquisitions, cost control initiatives and lower incentive-based compensation expense.
- The Corporation recorded $21.5 million of restructuring and impairment charges. These charges included goodwill and intangible impairment charges of $21.8 million related to various office furniture reporting units offset partially by a favorable adjustment of $0.3 million related to previously announced facility shutdowns. Included in 2007 were $4.9 million of restructuring and impairment charges and $1.3 million of transition costs not classified as restructuring costs related to transitioning production to other office furniture facilities.
- The annualized effective tax rate for 2008 was reduced during the fourth quarter compared to earlier in the year primarily due to reinstatement of the research tax credit. The annualized effective tax rate for 2007 was reduced during the fourth quarter of 2007 compared to earlier in that year primarily due to a reduction in state taxes and an increase in foreign excludable income.

Fourth Quarter – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)
Dollars in millions
except per share data

	Three Months Ended 1/03/2009			Three Months Ended 12/29/2007		
	SG&A	Operating Income	EPS	SG&A	Operating Income	EPS
As Reported (GAAP)	$ 194.6	$ 15.8	$ 0.19	$ 190.0	$ 53.2	$ 0.82
% of Net Sales	30.5%	2.5%		28.4%	8.0%	
Restructuring and impairment	$ (21.5)	$ 21.5	$ 0.35	$ (4.9)	$ 5.5	$ 0.09
Transition costs	-	-	-	$ (1.3)	$ 1.3	$ 0.02
Redeemable liability adjustments	$ 5.7	$ (5.7)	$ (.09)	-	-	-
Results (non-GAAP)	$ 178.8	$ 31.6	$ 0.45	$ 183.8	$ 60.0	$ 0.93
% of Net Sales	28.0%	5.0%		27.5%	9.0%	

Full Year

Dollars in millions	Twelve Months Ended				Percent
except per share data		1/03/2009		12/29/2007	Change
Net Sales	$	2,477.6	$	2,570.5	-3.6%
Gross Margin	$	828.6	$	905.8	-8.5%
Gross Margin %		33.4%		35.2%	
SG&A	$	743.7	$	712.1	4.4%
SG&A %		30.0%		27.7%	
Operating Income	$	84.9	$	193.7	-56.2%
Operating Income %		3.4%		7.5%	
Income from Continuing Operations	$	45.5	$	119.9	-62.1%
Earnings per share from Continuing Operations – Diluted	$	1.02	$	2.55	-60.0%

Full Year Results – Continuing Operations

- Net sales decreased to $2.5 billion or 3.6 percent. Acquisitions contributed approximately $118 million or 4.6 percentage points of sales.
- Gross margins decreased 1.8 percentage points due to lower volume, higher material costs, and restructuring and transition costs partially offset by price increases.
- Total selling and administrative expenses, including restructuring charges, as a percent of sales, increased due to higher restructuring and impairment charges, non-volume related freight and distribution expenses and the impact of non-operating gains on prior year results. These were partially offset by favorable adjustments to the current fair value of mandatorily redeemable liabilities from prior acquisitions, cost control initiatives and lower incentive-based compensation expense. Included in 2008 were $25.9 million of restructuring and impairment charges compared to $9.8 million in 2007.
- The Corporation's effective tax rate for 2008 was 34.2% compared to 32.3% in 2007.
- Net income per share was positively impacted approximately $0.05 by the Corporation's share repurchase program reducing average shares outstanding by 2.5 million shares compared to 2007.

Cash flow from operations for the year was $174.4 million compared to $291.2 million last year. The reduction was due to lower earnings and a less favorable working capital reduction in 2008. Capital expenditures were $71.5 million in 2008 compared to $58.9 million in 2007 primarily due to new product introductions and facility consolidations completed during 2008. Acquisition spending during the year totaled $75.5 million. The Corporation repurchased 1,004,700 shares of common stock at a cost of $28.6 million during 2008, compared to 3,581,707 shares at a cost of $147.7 million in 2007.

Full Year – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)
Dollars in millions
except per share data

	Twelve Months Ended 1/03/2009				Twelve Months Ended 12/29/2007			
	Gross Profit	SG&A	Operating Income	EPS	Gross Profit	SG&A	Operating Income	EPS
As Reported (GAAP)	$ 828.6	$ 743.7	$ 84.9	$ 1.02	$ 905.8	$ 712.1	$ 193.7	$ 2.57
% of Net Sales	33.4%	30.0%	3.4%		35.2%	27.7%	7.5%	
Restructuring and impairment	$ 0.4	$ (25.9)	$ 26.3	$ 0.39	$ 0.6	$ (9.8)	$ 10.4	$ 0.15
Transition costs	$ 5.3	$ (3.5)	$ 8.8	$ 0.13	-	$ (1.3)	$ 1.3	$ 0.02
Non-operating gains	-	-	-	-	-	$ 5.0	$ (5.0)	$ (0.07)
Redeemable liability adjustments	-	$ 5.7	$ (5.7)	$ (.08)	-	-	-	-
Results (non-GAAP)	$ 834.4	$ 720.1	$ 114.2	$ 1.46	$ 906.4	$ 706.0	$ 200.4	$ 2.66
% of Net Sales	33.7%	29.1%	4.6%		35.3%	27.5%	7.8%	

Discontinued Operations
The Corporation completed the sale of a previously announced small, non-core component of the office furniture segment during the second quarter of 2007. Revenues and expenses associated with this business's operations are presented as discontinued operations for all periods presented in the financial statements.

Office Furniture

Dollars in millions	Three Months Ended			Percent Change	Twelve Months Ended			Percent Change
	1/03/2009		12/29/2007		1/03/2009		12/29/2007	
Sales	$	512.8	$ 548.2	-6.5%	$ 2,054.0	$	2,108.4	-2.6%
Operating Profit	$	12.9	$ 52.9	-75.6%	$ 101.3	$	194.7	-48.0%
Operating Profit %		2.5%	9.7%		4.9%		9.2%	

Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Measures)

Dollars in millions	Three Months Ended			Percent Change	Twelve Months Ended			Percent Change
	1/03/2009		12/29/2007		1/03/2009		12/29/2007	
Operating Profit as Reported (GAAP)	$	12.9	$ 52.9	-75.6%	$ 101.3	$	194.7	-48.0%
% of Net Sales		2.5%	9.7%		4.9%		9.2%	
Restructuring and impairment	$	21.6	$ 4.4		$ 26.0	$	9.3	
Transition costs	$	-	$ 1.3		$ 8.8	$	1.3	
Non-operating gains	$	-	$ -		$ -	$	(2.0)	
Redeemable liability adjustments	$	(5.7)	$ -		$ (5.7)	$	-	
Operating profit (non-GAAP)	$	28.8	$ 58.6	-50.9%	$ 130.3	$	203.3	-35.9%
% of Net Sales		5.6%	10.7%		6.3%		9.6%	

- Fourth quarter and full year sales for the office furniture segment decreased $35.4 million and $54.4 million, respectively. The decrease was driven by substantial weakness in the supplies driven channel of the office furniture industry. Acquisitions contributed $14 million or 2.6 percentage points in the fourth quarter and $61 million or 2.9 percentage points for the full year.
- Fourth quarter and full year operating profit decreased $40.0 million and $93.4 million, respectively. Operating profit was negatively impacted by increased restructuring and impairment expenses, lower volume and higher material costs. These were partially offset by price increases, gains related to the current fair value of mandatorily redeemable liabilities from prior acquisitions, contributions from acquisitions, cost control initiatives and lower incentive-based compensation expense.

Hearth Products

Dollars in millions	Three Months Ended				Twelve Months Ended			
	1/03/2009		12/29/2007	Percent Change	1/03/2009		12/29/2007	Percent Change
Sales	$	125.1	$ 120.3	4.0%	$	423.6	$ 462.0	-8.3%
Operating Profit	$	9.3	$ 10.4	-10.0%	$	11.8	$ 36.4	-67.7%
Operating Profit %		7.4%	8.6%			2.8%	7.9%	

- Fourth quarter and full year sales for the hearth product segment increased $4.8 million and decreased $38.5 million, respectively. Acquisitions contributed $16 million or 13.4 percentage points in the fourth quarter and $57 million or 12.4 percentage points for the full year.
- Fourth quarter and full year operating profit decreased $1.1 million and $24.7 million, respectively. Operating profit was negatively impacted due to lower volume, higher material costs and increased mix of lower margin product partially offset by price increases, contributions from acquisitions, cost reduction initiatives and lower restructuring expenses.

Outlook

"The economic outlook remains volatile and uncertain. Consistent with the ongoing and deepening recession, we anticipate weak demand across our businesses. We are responding to the conditions and adjusting our businesses accordingly. Despite the difficult environment, we are optimistic about the future because of the enhancements we're making to our cost structure, the investments we're making to improve our businesses, and the early cycle nature of our hearth business and office furniture supplies-driven channel," said Mr. Askren.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions and selling models, enhancing its strong member-owner culture, and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

Conference Call

HNI Corporation will host a conference call on Wednesday, February 18, 2009 at 10:00 a.m. (Central) to discuss fourth quarter and year-end 2008 results. To participate, call the conference call line at 1-800-230-1074. A replay of the conference call will be available until Wednesday, February 25, 2009, 11:59 p.m. (Central). To access this replay, dial 1-800-475-6701 – Access Code: 982540. A link to the simultaneous web cast can be found on the Corporation's website at www.hnicorp.com.

Non-GAAP Financial Measures
This earnings release contains certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance that excludes or includes amounts different than the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets or statements of cash flow of the company. Pursuant to the requirements of Regulation G, the Corporation has provided a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure.

The non-GAAP financial measures used within this earnings release are: gross profit, selling and administrative expense, operating income, operating profit and net income per diluted share (i.e., EPS), excluding restructuring and impairment charges, transition costs, redeemable liability adjustments and non-operating gains. These measures are presented because management uses this information to monitor and evaluate financial results and trends. Management believes this information is also useful for investors.

HNI Corporation is a NYSE traded company (ticker symbol: HNI) providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, HBF® , Heatilator®, Heat & GloTM, Quadra-Fire®, and Harman StoveTM have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. More information can be found on the Corporation's website at www.hnicorp.com.

Statements in this release that are not strictly historical, including statements as to plans, outlook, objectives, and future financial performance, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," "would," and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results. These risks include, without limitation: the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) ability to maintain its effective tax rate, and (f) consolidation and logistical realignment initiatives; uncertainty related to the availability of cash and credit, and the terms and interest rates on which credit would be available, to fund operations and future growth; lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including the current credit crisis, slow or negative growth rates in global and domestic economies and the protracted decline in the domestic housing market; lower industry growth than expected; major disruptions at key facilities or in the supply of any key raw materials, components or finished goods; uncertainty related to disruptions of business by terrorism, military action, acts of God or other Force Majeure events; competitive pricing pressure from foreign and domestic competitors; higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials); higher than expected costs for energy and fuel; changes in the mix of products sold and of customers purchasing; relationships with distribution channel partners, including the financial viability of distributors and dealers; restrictions imposed by the terms of the Corporation's revolving credit facility, term loan credit agreement and note purchase agreement; currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

###

HNI CORPORATION

Condensed Consolidated Statement of Operations

(Dollars in thousands, except per share data)	Three Months Ended Jan. 3, 2009	Three Months Ended Dec. 29, 2007	Twelve Months Ended Jan. 3, 2009	Twelve Months Ended Dec. 29, 2007
Net sales	$ 637,949	$ 668,484	$ 2,477,587	$ 2,570,472
Cost of products sold	427,536	425,289	1,648,975	1,664,697
Gross profit	210,413	243,195	828,612	905,775
Selling and administrative expenses	173,065	185,052	717,870	702,329
Restructuring and impairment charges	21,515	4,932	25,859	9,788
Operating income	15,833	53,211	84,883	193,658
Interest income	326	455	1,172	1,229
Interest expense	4,384	4,284	16,865	18,161
Earnings from continued operations before income taxes and minority interest	11,775	49,382	69,190	176,726
Income taxes	3,252	12,032	23,634	57,141
Earnings from continuing operations before minority interest	8,523	37,350	45,556	119,585
Minority interest in earnings of subsidiary	8	(163)	106	(279)
Income from continuing operations	8,515	37,513	45,450	119,864
Discontinued operations, less applicable income taxes	-	-	-	514
Net income	$ 8,515	$ 37,513	$ 45,450	$ 120,378
Net income from continuing operations – basic	$ 0.19	$ 0.82	$ 1.03	$ 2.57
Net income from discontinued operations – basic	$ 0.00	$ 0.00	$ 0.00	$ 0.01
Net income per common share – basic	$ 0.19	$ 0.82	$ 1.03	$ 2.58
Average number of common shares outstanding – basic	44,259,137	45,550,436	44,309,765	46,684,774
Net income from continuing operations – diluted	$ 0.19	$ 0.82	$ 1.02	$ 2.55
Net income from discontinued operations – diluted	$ 0.00	$ 0.00	$ 0.00	$ 0.02
Net income per common share – diluted	$ 0.19	$ 0.82	$ 1.02	$ 2.57
Average number of common shares outstanding - diluted	44,386,092	45,774,659	44,433,945	46,925,161

Condensed Consolidated Balance Sheet

Assets (Dollars in thousands)	As of Jan. 3, 2009	As of Dec. 29, 2007	Liabilities and Shareholders' Equity	As of Jan. 3, 2009	As of Dec. 29, 2007
Cash and cash equivalents	$ 39,538	$ 33,881	Accounts payable and accrued expenses	$ 313,431	$ 367,320
Short-term investments	9,750	9,900			
Receivables	238,327	288,777	Note payable and current maturities of long-term debt	54,494	14,715
Inventories	84,290	108,541			
Deferred income taxes	17,512	17,828	Current maturities of other long-term obligations	5,700	2,426
Prepaid expenses and other current assets	32,344	30,145			
Current assets	421,761	489,072	Current liabilities	373,625	384,461
			Long-term debt	267,300	280,315
			Capital lease obligations	43	776
Property and equipment - net	315,606	305,431	Other long-term liabilities	50,399	55,843
Goodwill	268,392	256,834	Deferred income taxes	29,191	26,672
Other assets	163,790	155,639			
			Minority interest in subsidiary	158	1
			Shareholders' equity	448,833	458,908
Total assets	$ 1,169,549	$ 1,206,976	Total liabilities and shareholders' equity	$ 1,169,549	$ 1,206,976

Condensed Consolidated Statement of Cash Flows

(Dollars in thousands)	Twelve Months Ended Jan. 3, 2009	Dec. 29, 2007
Net cash flows from (to) operating activities	$ 174,369	$ 291,187
Net cash flows from (to) investing activities:		
Capital expenditures	(71,496)	(58,914)
Acquisition spending	(75,479)	(41,696)
Other	15,449	8,588
Net cash flows from (to) financing activities	(37,186)	(193,361)
Net increase (decrease) in cash and cash equivalents	5,657	5,804
Cash and cash equivalents at beginning of period	33,881	28,077
Cash and cash equivalents at end of period	$ 39,538	$ 33,881

Business Segment Data

(Dollars in thousands)	Three Months Ended Jan. 3, 2009	Dec. 29, 2007	Twelve Months Ended Jan. 3, 2009	Dec. 29, 2007
Net sales:				
Office furniture	$ 512,830	$ 548,214	$ 2,054,037	$ 2,108,439
Hearth products	125,119	120,270	423,550	462,033
	$ 637,949	$ 668,484	$ 2,477,587	$ 2,570,472
Operating profit:				
Office furniture (1)				
Operations before restructuring and impairment charges	$ 34,506	$ 56,769	$ 126,833	$ 203,378
Restructuring and impairment charges	(21,601)	(3,830)	(25,544)	(8,686)
Office furniture - net	12,905	52,939	101,289	194,692
Hearth products				
Operations before restructuring and impairment charges	9,231	11,451	12,074	37,545
Restructuring and impairment charges	86	(1,101)	(315)	(1,101)
Hearth products - net	9,317	10,350	11,759	36,444
Total operating profit	22,222	63,289	113,048	231,136
Unallocated corporate expense	(10,454)	(13,669)	(44,016)	(53,992)
Income before income taxes	$ 11,768	$ 49,620	$ 69,032	$ 177,144
Depreciation and amortization expense:				
Office furniture	$ 12,928	$ 12,866	$ 50,511	$ 49,294
Hearth products	3,733	3,407	15,212	14,453
General corporate	1,087	1,084	4,432	4,426
	$ 17,748	$ 17,377	$ 70,155	$ 68,173
Capital expenditures – net:				
Office furniture	$ 14,128	$ 13,919	$ 59,101	$ 47,408
Hearth products	2,180	1,444	10,530	8,736
General corporate	598	1,804	1,865	2,770
	$ 16,906	$ 17,167	$ 71,496	$ 58,914

	As of Jan. 3, 2009	As of Dec. 29, 2007
Identifiable assets:		
Office furniture	$ 730,348	$ 724,447
Hearth products	326,168	356,273
General corporate	113,033	126,256
	$ 1,169,549	$ 1,206,976

(1) Includes minority interest

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